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                      SUPPLEMENT, DATED JULY 10, 1997, TO
                   PROSPECTUS SUPPLEMENT, DATED JUNE 11, 1997

    The second sentence under "Description of Series F Preferred Stock - Dividends" on page S-5 of the Prospectus Supplement should read as follows:

    Dividends on shares of Series F Preferred Stock will be payable quarterly on March 1, June 1, September 1 and December 1 of each year, commencing September 1, 1997, for each of the quarterly periods beginning November 15, February 15, May 15 and August 15, respectively, and ending on and including the day next preceding the first day of the next such quarterly period; provided, however, that the Company has determined that the dividend payable on September 1, 1997 will cover the period commencing the date of issuance of the Series F Preferred Stock and ending on August 31, 1997.